Exhibit 99.1

 Nasdaq: FOMXJune 2016

 Disclaimer  To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and Merz. Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix.  *

foamix Pharmaceuticals

Highlights

Portfolio of clinical stage topical foam product candidates

Minocycline Foam

- FMX101 for moderate-to-severe Acne
- FMX103 for Rosacea
- FMX102 for Impetigo

Doxycycline Foam

- FDX104 for Chemotherapy-Induced Rash

Collaborations with leading pharmaceutical companies

Including Bayer, Allergan and Merz

Innovative technology & extensive IP

Proprietary foam-based technology platform

US: 45 patents granted • Worldwide: 138 patents granted

Integrated multinational management team

Rehovot Israel & Bridgewater NJ

Strong dermatology track record

3

 Strong Financial Position  *  Net proceeds: US$ 42.3 millionPrice per share: US$ 6.00  IPO – September 2014  Net proceeds: US$ 64.2 millionPrice per share: US$ 9.30  Follow-on offering, April 2015  Cash, cash equivalents and investments: US$ 97 millionNet cash burn, Q1 2016: US$ 7 millionExisting cash will provide sufficient financial runway to finance our clinical and business operations, into 2018  Cash position as of March 31, 2016 foamix®
Pharmaceuticals

Experienced Management Team

Name	Track record			Location
Dov Tamarkin, PhD CEO & Director	• Led multiple product developments in dermatology • Led R&D operations in Israel, EU and US	TEVA		Israel
Meir Eini CIO	• Founder of multiple healthcare ventures	Clilco	Flexiprobe	Israel
David Domzalski President, US	• Head of Commercial Operations at Warner Chilcott and LEO • Led commercial launch of Doryx® and Taclonex®	Warner Chilcott	LEO	US
Ilan Hadar CFO	• Held former finance roles at Israeli subsidiaries of Pfizer, HP and BAE Systems	Pfizer	hp	Israel
Yohan Hazot CTO	• Led multiple product developments in dermatology	foamix Pharmaceuticals		Israel
Mitchell Shirvan, PhD SVP, R&D	• Head of R&D, CNS division at Teva • CEO of MacroCure	TEVA	MACROCURE	Israel
Russell Elliott, DPhil VP, Drug Development	• VP, Product Development at Stiefel, a GSK company • Led product development at Procter & Gamble	Stiefel a GSK company	P&G	US
Alvin Howard VP, Regulatory Affairs	• SVP Regulatory Affairs at Warner Chilcott • Led approvals of 14 NDA and sNDAs	Warner Chilcott	Roberts Pharmaceutical Corporation	US
Herman Ellman, MD VP, Clinical Development	• SVP Clinical Development & Medical Affairs at Warner Chilcott	Warner Chilcott	BERLEX	US

5

 Technology   *

foamix
Pharmaceuticals

Differentiated Foam Technology with Multiple Platforms

Cream Foams
(Emulsion or Emollient)

Ointment Foams
(Petrolatum-based)

Waterless Hydrophilic Foams (Enhanced penetration)

Oil Foams



foamix
Pharmaceuticals

Saccharide Foams
(For wounds and burns)

Potent Solvent Foams
(High solubility and delivery)

Suspension Foams
(Concentrated suspensions)

Hydroethanolic Foams

Nano-Emulsion Foams
(Enhanced penetration)

- **Patented[1] - United States: 45 US patents granted**
  - Worldwide: 138 Patents granted
- **Capability to formulate multiple drugs**
- **Suitable for a variety of target sites**
- **Dermal alternative to oral delivery**

1. As of January 1, 2016

7

 Pipeline   *

foamix
Pharmaceuticals

Clinical-Stage Lead Products

Product Candidate	Phase 1	Phase 2	Phase 3	Regulatory Pathway / Target Milestone
Minocycline Foam				
FMX101 for Moderate-Severe Acne				• Phase 3 enrollment commenced – May 2016 • Phase 3 completion – 2017 • NDA filing – H2 2017/H1 2018 - 505(b)(2)
FMX103 for Rosacea				• Phase 2 enrollment completed – May 2016 • Phase 2 completion – H2 2016 • Phase 3 initiation – H2 2017
FMX102 for Impetigo				• Pre IND meeting completed – Oct 2015 • Photo-safety Study – H2 2016
Doxycycline Foam				
FDX104 for Chemotherapy-Induced Rash				• Phase 2 completed

9

 FMX101  Topical Minocycline Foam For Moderate-to-Severe Acne  *

foamix®
Pharmaceuticals



Acne – the US Market

- ~50 million people of all ages and races have acne in the US[1]
  - Moderate-to-severe acne affects ~10 million people in the US
- >14 million physician visits per year for treatment of acne[2]

Classification by severity / current therapies



Severe Acne
>50 Inflammatory lesions
Moderate Acne
<50 Inflammatory lesions
Mild Acne
Less than 30 lesions
<15 Inflammatory lesions
Isotretinoin
Oral antibiotics
Topical combinations
Topical

Current Branded Market (United States)[3]		
	US Dollars	TRxs
Oral antibiotics	$1.6 billion	2.0 mm
Topical drugs	$2.1 billion	5.2 mm
Total	**$3.7 billion**	**7.2 mm**

- AAD. Acne Stats and Facts. www.aad.org/media-resources/stats-and-facts/conditions. Accessed March 30, 2016.
- Mancini AJ. *Adv Stud Med.* 2008;8:100-105.
- Symphony Health Services PHAST (Pharmaceutical Audit Suite).

11

 Phase 2 Clinical Trial  Self-apply, once daily, in the evening for 12 weeksAt least 20 inflammatory and 25 non-inflammatory lesionsEndpointsChange in acne lesionsInvestigator’s Global Assessment (IGA)Safety and tolerability  *  12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe acne  Week 12(End of treatment)  Week 16  Week 3  Week 6  Week 9  Randomized (1:1:1), double-blindN=150   Minocycline foam 1%Minocycline foam 4%Foam vehicle  Follow-Up

 Phase 2 – Results  *  Dose-dependent reduction of inflammatory and non-inflammatory acne  Population: mITT, LOCF  % Reduction of Non-Inflammatory Lesions  % Reduction of Inflammatory Lesions  Foam Vehicle  FMX101 1%  FMX101 4%  16Follow Up  End of Treatment  16Follow Up  End of Treatment  *  **  **  **  **  *  * ≤ .05** ≤ .01

 Phase 2 - Results  *  IGA = Clear / Almost Clear (0-1)  Statistically significant reduction of IGA score  20%  4%  2%  PROPORTION OF SUBJECTS WITH IGA = 0-1  Population: ITT, LOCF  P ≤ .01  IGA Improvement ≥ 2  P ≤ .05  34%  20%  14%  SUBJECTS WITH IGA IMPROVEMENT ≥ 2

foamix®
Pharmaceuticals

Phase 2 Results

No Reported Systemic Adverse Effects

Oral minocycline side effects[1]



- **Common side effects:** Diarrhea; dizziness; drowsiness; indigestion; lightheadedness; loss of appetite; nausea; sore mouth, throat, or tongue; vomiting
- **Severe side effects:** Severe allergic reactions; bloody stools; blurred vision; change in the amount of urine produced; fever, chills or sore throat; hearing problems; joint pain; muscle pain or weakness; rectal or genital irritation; red, swollen, blistered or peeling skin; ringing in the ears; seizures; severe or persistent headache; severe skin reaction to the sun; severe, watery diarrhea; stomach cramps or pain; swollen glands; symptoms of pancreatitis; trouble swallowing; unusual bruising or bleeding; unusual tiredness or weakness; vaginal irritation or discharge; white patches in the mouth; yellowing of the skin or eyes

Minocycline foam



- No reported drug-related systemic side effects
- Equal incidence of skin reactions in the foam vehicle and active groups
  - Few cases
  - Mild
  - Transient—all reactions subsided by week 12

Based on >180 patients in clinical trials (acne and impetigo)

1. Based on Solodyn product label.

15

 Visible Effects on Moderate-to-Severe Acne Patients  *  Baseline  9 Weeks  12 Weeks  FMX101 Phase 2 Clinical Trial: Patient with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)

 Visible Effects on Moderate-to-Severe Acne Patients  *  FMX101 Phase 2 Clinical Trial: Patients with moderate-to-severe acne who responded positively to our treatment (Minocycline Foam 4%)  Baseline  12 Weeks foamix®
Pharmaceuticals

Phase 3: Study Design

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe acne; followed by 9 month open label safety extension


Double-blinded Phase
Randomized (2:1), double-blind
N=450 (X2)
• Minocycline foam 4%
• Foam vehicle
Open Label Safety Extension
Subjects who complete one of the randomized, Phase 3 studies may enter the open-label phase
Minocycline foam 4% – 9 months of treatment
Week 3
Week 6
Week 9
Week 12
(End of treatment)
12 Months

- Self-apply, once daily, in the evening, for 12 weeks
- Inclusion criteria
  - At least 20 inflammatory and 25 non-inflammatory lesions
  - IGA 6 point scale – Moderate or Severe (Grade 3 or 4)
- Co-Primary Efficacy Endpoints
  - Mean change from baseline in inflammatory lesion count
  - Proportion of subjects with IGA scores of “Clear” or “Almost Clear”, with improvement of at least 2 grades from baseline

Topline Phase 3 data expected H1 2017 (blinded phase)

18

 FMX103  Topical Minocycline Foam For Rosacea  *

foamix®
Pharmaceuticals



Rosacea – the US Market

- Chronic acneiform disorder affecting both the skin and the eye
- ~ 16 million adults in the United States[1]
- Total US Market: ~$1.2 billion[2]

Current Branded Market (United States)		
	US Dollars	TRxs
Oral antibiotics	$400 million	1.3 mm
Topical drugs	$800 billion	3.5 mm
Total	**$1.2 billion**	**4.8 mm**

US Dollars
LTM December 31, 2015


35%
65%
Topicals
Orals

- National Rosacea Society. Rosacea Review; Winter 2010. http://www.rosacea.org/rr/2010/winter/article_1.php. Accessed May 16, 2016;
- Symphony Health Services PHAST (Pharmaceutical Audit Suite).

20

 Phase 2: Study Design  *  12-week, randomized, double-blind, dose range-finding study in subjects with moderate-to-severe papulo-pustular rosacea  Week 12(End of treatment)  Week 16  Week:  6  10  Randomized (1:1:1), double-blindN=233   Minocycline foam 1.5%Minocycline foam 3%Foam vehicle  1  2  4  8  0  Topline Phase 2 data expected H2 2016  Follow Up

 FMX102  Topical Minocycline Foam For Impetigo (Skin Infections)  *

 Phase 2 Clinical Trial  Self-apply, twice daily, for 7 daysEndpointsClinical success = cure or improvement of treated lesions(Improvement = decline in the size of the affected area, number of lesions, or both)1Safety and tolerability  *  A randomized, double-blind, Phase 2 clinical trial conducted to assess the efficacy, safety, and tolerability of minocycline foam in pediatric patients with impetigo  Randomized (1:1), double-blind, N=32   Minocycline foam 1%Minocycline foam 4%  Day 14  Baseline  Day 3  Day 7(End of treatment)  1. Adapted from the label of Altabax   Follow Up

 Phase 2 – Results  Treatment was well tolerated; no reported drug-related side effectsAll patients with MRSA were bacteriologically cured at day 7 (end of treatment)Current benchmark BACTROBAN® (mupirocin) achieves 71%–96% of clinical efficacy within 8–12 days of treatment  *  Patients demonstrated improvement and lesion clearance with minocycline foam 1%1  D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical  81.3%  92.3%  100%  Day 3  Day 7 (end of treatment)  Day 14 (follow-up)  1. 1% and 4% Minocycline were equally effective after Day 14 and substantially similar after Days 3 and 7.   Efficacy

 Phase 2 – Visible Results Visible improvement / lesion clearance with treatment  *  Tamarkin D. Foam: A unique delivery vehicle for topically applied formulations. In: Dayan N. Apply Topically: A Practical Guide to Formulating Topical Application. Carol Stream, IL: Allured Publishing Corp.; 2013:233-260.  Baseline  Day 3  Day 7 (End of treatment)  Patient A  Patient B  Patient C  #128, 1%  #120, 1%  #126, 1%

 FDX104  Topical Doxycycline Foam For Management of Acne-Like EGFRI-Induced Rash  *

 EGFRI-Induced Acneiform Rash  *  The most common side effect  EGFR inhibitors (EGFRIs) Monoclonal antibodies: panitumumab (Vectibix®- Amgen) and cetuximab (Erbitux®- Lilly) Tyrosine kinase inhibitors: erlotinib (Tarceva®- Genentech) and gefitinib (Iressa®- Astra Zeneca)Dermatologic toxic effects are common side effects of anti-EGFR therapyAcneiform rash is the most common, occurring in 50% to 90% of patients1,2The rash can cause significant physical and emotional stressIn many cases, severe rash warrants a change in the oncologic treatment regimen2No approved treatments for EGFRI-induced rashOral minocycline and doxycycline often used off-labelPotential concerns of systemic side effects and drug-drug interactionLiterature suggests prophylactic administration improves outcomes  1. Fabbrocini G, et al. Skin Appendage Disord. 2015;1:31-37.2. Potthoff K, et al. Ann Oncol. 2011;22:524-535.

 Phase 2 Clinical Trial  1  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP      Week 9 (Follow-up)  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)  Week 3  Week 4  Week 1

 Phase 2 Clinical Trial  1  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP      Week 9 (Follow-up)  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)  Week 3  Week 4  Week 1

 Phase 2 Clinical Trial  1  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP      Week 9 (Follow-up)  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)  Week 3  Week 4  Week 1

 Phase 2 Clinical Trial  *  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)
 Phase 2 Clinical Trial  1  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP      Week 9 (Follow-up)  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)  Week 3  Week 4  Week 1

 Phase 2 Clinical Trial  1  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP      Week 9 (Follow-up)  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)  Week 3  Week 4  Week 1

 Phase 2 Clinical Trial  *  Phase 2 – Randomized, double-blind, placebo-controlledTreatmentsFDX104 (Doxycycline foam 4%) vs.Placebo (Matching foam vehicle) Split-face – Right/Left comparison4/5 weeks of treatment, BID24 subjects enrolled = ITT20 subjects completed the study = PP  Baseline  Week 2  Week 5(End of treatment)  EGFRI Therapy (Erbitux or Vectibix)  Doxycycline foam 4% / Placebo BID (Right/Left Comparison)

foamix®
Pharmaceuticals

Efficacy results:

All Subjects (N=24)

Maximum Severity Grade: FDX104 vs. Placebo


Severe
FDX104
4
Placebo
9
Moderate
FDX104
5
Placebo
4
Mild
FDX104
10
Placebo
6
No Rash
FDX104
5
Placebo
5
FDX104
Placebo
0
2
4
6
8
10
Number of Subjects

- **Statistically significant p<0.05** *(Wilcoxon Rank Sum Test)*

* *The results utilizing the MESTT method showed overall similar trends, but were not statistically significant*

	FDX104	Placebo
Mean severity	1.33	1.71

Severity grades: None=0, Mild=1, Moderate=2, and Severe=3
Based on Photograph Evaluation by an Independent Dermatologist (GSS, Scope et al)

29

 Visible Prevention of Rash by FDX104  *  FDX104  Placebo  FDX104  FDX104  Placebo  Placebo  Subject No. 7 - Visit 2  Subject No. 11 - Visit 2  Subject No. 16 - Visit 3

foamix®
Pharmaceuticals

Collaborations with Third Parties

- Development and licensing agreements with pharmaceutical companies
- Each license agreement is product specific (Licensee's drug)
- Licensed products are currently in preclinical, Phase 2, Phase 3 and commercial stages
- Foamix owns the IP for the drug delivery platform
- Foamix retains the rights to develop products for the same indications using our foam technology in conjunction with other drugs

Revenues

- Upfront payments, contingent payments and royalties on sales of products that are commercialized
- Total of ~$20 million revenues received as of March 31, 2016
- Recurring royalties since Q4, 2015

31

Finacea® Foam – FDA Approved  Indication: mild to moderate rosaceaR&D collaboration between Foamix and Bayer, under Foamix’s IPLicense agreement with milestone fees and royaltiesLaunched in the US – September 2015Royalties for Q1, 2016: US$ 682,000  *

 Key 2016-2017 Development Milestones  *  FMX101   Phase 1 MUSE/Bridge results  January 2016  FMX103   Phase 2 enrollment completed  May 2016  FMX101   Phase 3 initiation  May 2016  FMX102   Photo-toxicity study   H2 2016   FMX103   Phase 2 results  H2 2016  FMX101   Phase 3 results (blinded phase)  H1 2017  FMX103   Phase 3 initiation  H2 2017  FMX101  Phase 3 completion  H2 2017

 June 2016